                                                                    EXHIBIT 99.1

                                                                   [OLICOM LOGO]

                     OLICOM REPORTS FIRST HALF 2000 RESULTS:
                 NET INCOME OF DKK 85.0 MILLION ($10.9 MILLION)
                  DUE TO SUBSTANTIAL NON-RECURRING INCOME ITEMS

COPENHAGEN, DENMARK, AUGUST 24, 2000 - Olicom A/S (OTC Bulletin Board: OLCMF) ("Olicom" or "the Company") today announced net income of 85.0 million Danish Kroner ("DKK"), or $10.9 million, for the first six months of 2000. Earnings per share were DKK 4.77, or $0.61 per share. All amounts expressed in dollar are calculated at the June 30, 2000, rate of exchange between U.S. dollar and DKK.

         Net sales, cost of sales, charges to inventories and operating expenses (except for general and administrative expenses) all relate to the discontinued business operations.

         Olicom's general and administrative expenses in the first six months reflect the higher level of discontinued operations at the beginning of the year. During this period, the Company's personnel headcount was reduced to 21 employees at June 30, 2000 from 60 at year end 1999. The number has subsequently been further reduced to 13.

         Interest income includes currency gains which resulted from a higher dollar exchange rate against the Danish Kroner in the first half of the year. The Company's dollar-denominated financial assets have now been hedged.

         As of June 30, 2000, Olicom had cash, cash equivalents and restricted cash of DKK 289 million, or $37 million.

         Shareholders' equity was DKK 250 million, or $32 million, at the end of June 2000, corresponding to 78 percent of the balance sheet total of DKK 319 million, or $41 million. The Company holds 902,291 treasury shares, corresponding to 4.9 percent of the issued shares.

         For the six months ended June 30, 2000, Olicom also reported a loss of DKK 376,000, or $48,000, from its affiliated company, Juize A/S ("Juize"), which relates to amortization of goodwill and the Company's share in operating losses of Juize. Juize operates the wireless application protocol ("WAP") site "Juize.com" which - partly based on proprietary applications - offers information, m-commerce and entertainment services to users of WAP enabled handsets. During the first half of this year, the market penetration of WAP enabled handsets was slower than originally expected. Consequently, Juize has increased its focus on the development and sale of applications. Juize's current personnel headcount is 14 employees.

         On May 15, 2000, the Company's new Board of Directors, elected at Olicom's Annual General Meeting held on April 14, announced a new business plan to initiate or participate in the development of new products and services that leverage leading-edge technologies, primarily with a focus on satisfying the needs of mobile communication users. Since this announcement, Olicom has reviewed more than 30 investment proposals. To date, financing has been provided to one company, Juize A/S. Olicom continues to solicit investment opportunities, and is currently negotiating additional investments.

         As of June 30, 2000, Olicom had essentially fulfilled its expense consuming commitments in connection with the divestiture in 1999 of the Company's former business activities. However, some activities relating to the final winding-up of foreign subsidiaries remain. The divestiture of Olicom's former business activities has progressed favorably against the Company's plan.

         In light of the continued positive progress of the Company's fulfillment of commitments in connection with the divested and discontinued business operations, the expectations for 2000 have been increased to a net income of Danish kroner 70 million before the depreciation of goodwill and the Company's share in operating losses relating to possible further investments which will adversely impact the financial result for the year.

         The Company's financial statements are prepared in accordance with U.S. GAAP. However, the Company's reporting currency is now Danish Kroner ("DKK"). The dollar amounts presented were calculated at an exchange rate of DKK 7.7895 per U.S. dollar on the closing date of the Company's most recent balance sheet.

         In accordance with Danish reporting conventions, Olicom's current financial statements have been prepared for the first 6 months of 2000. However, all future financial results will be reported on a quarterly basis in accordance with U.S. reporting practices.

         It should be noted that all reported activities for 1999 relate to divested or discontinued business operations. Consequently, a comparison between the two fiscal periods presented in the financial statements will be distorted.


         Expectations for 2000


         In light of the Company's progress in meeting divestiture commitments in connection with divested and discontinued business operations, expectations for full-year net income before goodwill amortization and share in operating losses relating to additional investments have been increased to a net income of DKK 70 million, or $9 million. Previously, the Company had anticipated net income before goodwill amortization and share in operating losses of DKK 60 million, or $7.7 million.

         As previously reported, Olicom expects to complete 3 to 5 investments before the end of this year. The Company does not expect to sell any investments during 2000.

ABOUT OLICOM

         More information on Olicom is available from the Company's SEC filings or by contacting the Company directly. Information is also available on the Company's Web site at http://www.olicom.com.

         Olicom is a registered trademark.

         Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements, involving risks and uncertainties that may cause actual results to differ materially. Further information may be found in Olicom's periodic filings with the US Securities and Exchange Commission (SEC), including the most recent report on Form 20-F.


Contact Information:

Boje Rinhart, CEO
Olicom A/S
+45 (45) 27 00 00
bri@olicom.dk

                                       ###

                  Statements of Income and Balance Sheet follow

                                   OLICOM A/S

                   Condensed Consolidated Statements of Income
                 All amounts in thousands except per share data

                                                            SIX MONTHS
                                                          ENDED JUNE 30,
                                            -----------------------------------------
                                               1999           2000           2000
                                               ----           ----           ----
                                                                          CONVENIENCE
                                                                          TRANSLATION
                                                DKK            DKK            US$
                                            (Unaudited)    (Unaudited)    (Unaudited)

INCOME/(LOSS) FROM AFFILIATED COMPANY               0           (376)      $    (48)

NET SALES                                     306,612         71,888          9,229
COST OF SALES                                 225,501         37,861          4,860
SPECIAL   CHARGES   RELATED   TO
INVENTORIES                                   240,650        (13,416)        (1,722)
                                             --------       --------       --------

GROSS PROFIT                                 (159,539)        47,067          6,043
                                             --------       --------       --------

OPERATING EXPENSES
     Sales and marketing                      213,751          3,299            424
     Research and development                  65,025            430             55
     General and administrative                51,670         24,368          3,128
     Restructuring charges                    134,092          2,290            294
                                             --------       --------       --------
     Total operating expenses                 464,538         30,387          3,901
                                             --------       --------       --------

INCOME/(LOSS) FROM OPERATIONS BEFORE
INTEREST AND INCOME TAXES                    (624,077)        16,680          2,142

     Income from sale of activities             9,421         50,930          6,538
     Interest income and other, net             6,296         17,777          2,282
                                             --------       --------       --------

INCOME/(LOSS) BEFORE INCOME TAXES            (608,360)        85,387         10,962
     Income taxes                              29,120            420             54
                                             --------       --------       --------

INCOME/(LOSS) BEFORE MINORITY INTERESTS
IN INCOME OF CONSOLIDATED SUBSIDIARY         (637,480)        84,967         10,908
     Minority interests                           442              0              0
                                             --------       --------       --------

NET INCOME/(LOSS)                            (637,922)        84,967         10,908
                                             --------       --------       --------

BASIC EARNINGS/(LOSS) PER SHARE,
BASIC AND DILUTED                              (35.71)          4.77           0.61
                                             ========       ========       ========

WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS             17,863         17,827         17,827
                                             ========       ========       ========

DKK are converted into USD at an exchange rate of DKK 7.7895 per USD 1.00 on June 30, 2000.

                                   OLICOM A/S

                      Condensed Consolidated Balance Sheets
                                 (In thousands)

                                                   DECEMBER 31   JUNE 30       JUNE 30
                                                      1999         2000         2000
                                                   -----------   -------       -------
ASSETS                                                                       CONVENIENCE
                                                                             TRANSLATION
                                                       DKK         DKK           US$
                                                    (Audited)  (Unaudited)   (Unaudited)
Current assets:
      Cash and cash equivalents                      209,586      203,020      $26,063
      Restricted cash                                 65,435       85,949       11,034
      Accounts receivable                             30,757        7,320          940
      Inventories                                     32,081        1,600          206
      Prepaid expenses and other current assets       16,603       18,081        2,321
                                                     -------      -------      -------
Total current assets                                 354,462      315,970       40,564

      Investments, property and equipment, net         4,143        1,932          248
      Investments in affiliated companies                  0        1,332          171
                                                     -------      -------      -------

TOTAL ASSETS                                         358,605      319,234       40,983
                                                     =======      =======      =======


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable, accrued liabilities
      and restructuring charges                      191,873       69,940      $ 8,979
      Notes payable, current                             718            0            0
                                                     -------      -------      -------


Total current liabilities                            192,591       69,940        8,979

Shareholders' equity                                 166,014      249,294       32,004
                                                     -------      -------      -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           358,605      319,234       40,983
                                                     =======      =======      =======


DKK are converted into USD at an exchange rate of DKK 7.7895 per USD 1.00 on June 30, 2000.